Second Amended and Restated Fund Accounting Fee Letter

for

Foreside Management Services, LLC

This Second Amended and Restated Fund Accounting Fee Letter (this “Fee Letter'') applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to “Foreside Management Services, LLC (the “Client” and together with Ultimus, the “parties”), on behalf of Asset Management Fund (the “Trust”), and its series listed on Schedule A to the Master Services Agreement dated June 6, 2017 (the “Agreement”), and the Fund Accounting and Financial Administration Addendum, as amended, and is made and entered into as of January 1, 2020.

WHEREAS, the parties entered into the Agreement with a certain Amended and Restated Fund Accounting Fee Letter dated September 11, 2018, which the parties now wish to further amend and restate by entering into this superseding Fee Letter.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Fees

For the Fund Accounting and Financial Administration Services provided under the Fund Accounting and Financial Administration Addendum, as amended, Ultimus shall be entitled to receive a fee from the Client on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed at the greater amount of the following methodologies:

1.1.	Minimum fee per Fund per year as follows:

Per Fund
US Based
Domestic	$[Intentionally Omitted]
Securities

, OR

1.2	Asset based fee of:

Average Daily Net Assets	Asset Based Fee
Per Fund	[Intentionally Omitted] %

1.3	Post-trade Portfolio Compliance Monitoring: Ultimus assesses a fee of $100 per Fund, per month to conduct daily monitoring utilizing our portfolio compliance tool, UComply.

1.4	Multi-Manager: For Multi-Manager funds, Ultimus charges a fee of $500 per month per manager.

1.5	Forms N-CEN and N-PORT

A.	Beginning on June 1, 2018, the Client agrees to pay Ultimus for any out-of-pocket expenses related to the preparation and filing of Form N-CEN and to meet the requirements of Rule 30a-1 under the 1940 Act.

B.	The Client agrees to pay Ultimus a one-time implementation fee of $[Intentionally Omitted] per Fund and an annual fee (based on the schedule below), for preparing Forms N-CEN and N-PORT and for meeting the requirements of Rule 30b1-9 under the 1940 Act. The implementation fee shall be paid in two equal installments with the first payment due 60 days prior to the Fund’s first fiscal year end after the compliance date for Form N-CEN, and the second payment due 60 days prior to the Fund’s compliance date for Form N-PORT.

Number of Securities	Annual Fee Per Fund (paid monthly)

[Intentionally Omitted]

*	Equity Fund is defined as any fund, including funds of funds and ETFs, that has less than 25% debt exposure over the previous three-month period.

1.6	Securities Pricing Fees: The charges for primary securities/commodity price quotes are determined by Ultimus’ cost of obtaining such quotes and, therefore, are subject to change, irrespective of any other provision in this Fee Letter. Current charges (presented as per security/per day unless otherwise noted) are as follows:

$[Intentionally Omitted]

1.7	The fees are computed daily and payable monthly, along with any out-of-pocket expense. The Trust agrees to pay all fees within 30 days of receipt of each invoice. Ultimus retains the right to charge interest of 1.5% on any amounts that remain unpaid beyond such 30-day period. Acceptance of such late charge shall in no event constitute a waiver by Ultimus of the Trust’s default or prevent Ultimus from exercising any other rights and remedies available to it.

2.	Monthly Per Trade Fee

The base fees, as described above, allow each Fund to execute up to 1000 portfolio trades (i.e., purchases and sales) per month without additional fees. For portfolio trades in excess of this amount, Ultimus will charge the respective Fund $5.00 for each such portfolio trade.

3.	Out-Of-Pocket Expenses

Ultimus will assume responsibility for certain out-of-pocket expense for the funds, up to an annual amount not to exceed $5,000 per Fund. These out-of-pocket expenses include costs associated with the preparation of Ultimus’ Service Organization Control 1 Reports (“SOC1 Reports”), NASDAQ ticker fees and CUSIP related charges. If these expenses exceed the agreed upon cap the Client will be responsible for the additional out-of-pocket expenses.

The Client will reimburse Ultimus for the actual third-party data costs and data services required to complete Forms N-PORT and N-CEN and to meet the requirements of Rules 30a-1 and 30b1-9 under the 1940 Act. Ultimus will not be responsible for certain operating expenses, including but not limited to federal and state filing fees, custody expenses, automated feeds or benchmark data from providers other than those already available to Ultimus clients, EDGARizing and XBRL services, insurance premiums, typesetting and printing of the Trust’s public documents, fulfillment expenses related to annual shareholder regulatory filings, and fees and expenses of the Trust’s other vendors and providers.

4.	Term

4.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Agreement’s Initial Term (the “Initial Term”).

4.2.	Renewal Terms. Immediately following the Initial Term, this Fee Letter shall automatically renew for successive one-year periods (each a “Renewal Term”).

5.	[RESERVED]

6.	Amendment

The parties may only amend this Fee Letter by written amendment signed by both parties.

Second Amended and Restated Fund Accounting Fee Letter dated January 1, 2020.

Foreside Management Services, LLC		Ultimus Fund Solutions, LLC
On behalf of all Funds listed on
Schedule A
to the Master Service Agreement

By:	/s/ David Whitaker	By:	/s/ David K. James
Name:	David M. Whitaker	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer

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